Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

07020730

January 31, 2007
Our ref. No. PI 107

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results For The Nine Months Ended December 31, 2006**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
FEB 0 5 2007
THOMSON FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

[For Reference]

Results for the Third Quarter Ended December 31, 2006 (US GAAP)

Consolidated Income

(Billion Yen)

	FY2007 Nine months ended Dec.31,2006: Three months ended Jun. 2006	Three months ended Sept. 2006	Three months ended Dec. 2006	Nine months ended Dec.31,2006	FY2006 Nine months ended Dec.31,2005	Increase or decrease		Outlook for FY2007	Percent of achievement
Operating transactions (*1)	4,877.3	4,958.4	5,467.7	15,303.4	13,929.4	1,374.0		20,000.0	77%
Gross profit	**287.9**	**278.0**	**287.5**	**853.4**	**772.7**	**80.7** <+10%>	a	**1,150.0**	**74%**
Selling, general and administrative expenses	(179.6)	(179.1)	(186.1)	(544.8)	(515.1)	-29.7	b	(755.0)	72%
Provision for doubtful receivables	0.2	(2.4)	0.2	(2.0)	(1.8)	-0.2		(5.0)	40%
Operating income (*1)	**108.5**	**96.5**	**101.6**	**306.6**	**255.8**	**50.8** <+20%>		**390.0**	**79%**
Interest expense-net	(2.7)	(3.1)	(3.5)	(9.3)	(2.1)	-7.2	c	(22.0)	42%
Dividend income	20.5	44.5	37.3	102.3	46.4	55.9	c	112.0	91%
Gain on marketable securities and investments - net	53.9	2.3	23.0	79.2	26.3	52.9	d		
Gain (loss) on property and equipment - net	1.9	(0.9)	1.9	2.9	5.1	-2.2	e	60.0	123%
Other income (expense) - net	(5.9)	(0.4)	(2.3)	(8.6)	21.2	-29.8	f		
Income from consolidated operations before income taxes	**176.2**	**138.9**	**158.0**	**473.1**	**352.7**	**120.4**		**540.0**	**88%**
Income taxes	(70.3)	(51.3)	(74.4)	(196.0)	(134.1)	-61.9		(230.0)	85%
Minority interests in income of consolidated subsidiaries	(9.5)	(11.1)	(11.8)	(32.4)	(25.6)	-6.8		(45.0)	72%
Equity in earnings of affiliated companies - net	28.0	33.9	42.6	104.5	87.0	17.5	g	135.0	77%
Net income	**124.4**	**110.4**	**114.4**	**349.2**	**280.0**	**69.2** <+25%>		**400.0**	**87%**

(*1) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Revenues in accordance with Financial Accounting Standard Board Emerging Issues Task Force (EITF) No. 99-19 were 3,799.3 billion yen and 3,500.0 billion yen for the nine months ended December 31, 2006 and the nine months ended December 31, 2005, respectively.

Core earnings (*2)	**154.1**	**174.2**	**177.8**	**506.1**	**388.9**	**117.2**	**620.0**	**82%**

(*2) Core earnings = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividend income + Equity in earnings of affiliated companies-net

Summary of changes from the same period of the previous fiscal year (Nine months ended Dec.31)

a. [Gross profit]
Gross profit rose 10% year on year due to strong performances at resource-related subsidiaries on the back of rising prices of metal resources, as well as new consolidations and other factors.

b. [Selling, general and administrative expenses]
Increased due to business expansion, including new consolidations.

c. [Net financial income]
Improved due to higher dividend income from resource-related companies.

d. [Gain on marketable securities and investments-net]
Write-off of marketable securities (available for sale) -1.3 billion yen
Impairment losses on non-performing assets +2.2 billion yen
Other gains on sales of shares, etc. +52.0 billion yen
(Including +43.8 billion yen gain on the sale of Diamond City shares)

e. [Gain (loss) on property and equipment-net]
Decrease reflects gains on sales of properties recorded in the same period of the previous fiscal year.

f. [Other income-net]
Decreased due to foreign exchange losses at overseas subsidiaries and other factors.

g. [Equity in earnings of affiliated companies-net]
Increased mainly due to strong performance at overseas resource-related companies.

Assets and Liabilites

	Dec. 31, 2006	March 31, 2006	Increase or decrease		Outlook for FY2007	Increase or decrease
Total assets	11,176.7	10,411.2	765.5	h	11,300.0	123.3
Total shareholders' equity	2,722.4	2,379.3	343.1	i	2,650.0	-72.4
[For Reference] Interest bearing liabilities GROSS(*3)	3,933.3	3,802.6	130.7		4,100.0	166.7
Interest bearing liabilities NET(*3)	3,136.0	3,148.7	-12.7		3,400.0	264.0
(Debt-to-equity ratio - Gross)	1.4	1.6	-0.2		1.5	0.1
(Debt-to-equity ratio -Net)	1.2	1.3	-0.1		1.3	0.1

(*3) Interest bearing liabilities do not include "impact of adopting SFAS 133."

Summary of changes from March 2006

h. [Total assets]
Increase in trade receivables on the back of solid sales activities as well as growth in investment assets due to new investments and an increase in unrealized capital gains.

i. [Total shareholders' equity]
Mainly due to strong net income.

[Change of major indices]

		Average for Nine months ended Dec. 31, 2006	Average for Nine months ended Dec. 31, 2005	Increase or decrease
Crude oil	(USD/BBL)	62.7	52.0	+10.7 (+21%)
Foreign exchange	(YEN/USD)	116.2	112.0	+4.2 (4% yen depreciation)
Interest	(%)TIBOR	0.38	0.09	+0.29 (+322%)

[For Reference]
*2 Core earnings:
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*3 Interest-bearing liabilities : The portion of interest-bearing liabilities on the balance sheet, representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED)

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8594 Fax:+81-3-3210-8583

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2006

(Based on US GAAP)

TOKYO, January 31, 2007.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2006.

Outline of Consolidated Results

Consolidated operating transactions for the nine months ended December 31, 2006 rose 1,374.0 billion yen, or 9.9%, year on year to 15,303.4 billion yen, mainly due to solid growth in metals-related transactions. Gross profit increased 80.8 billion yen, or 10.5%, to 853.4 billion yen, the result of improving profitability at an Australian coking coal subsidiary and solid growth in the steel products business at Metal One Corporation.

Selling, general and administrative expenses increased, due mainly to the inclusion of newly consolidated subsidiaries. However, operating income climbed 50.8 billion yen, or 19.8%, to 306.6 billion yen, as the rise in gross profit outweighed the increase in selling, general and administrative expenses.

In expenses and other, there was a large increase in gain on marketable securities and investments-net, reflecting mainly a gain on the sale of Diamond City Co., Ltd. shares, and an increase in dividend income principally from metals resource-related investments. These and other changes led to an improvement in expenses and other.

Net equity in earnings of affiliated companies increased 17.4 billion yen, or 20.0%, to 104.5 billion yen, mainly due to continued healthy growth in earnings at energy and metals resource-related companies.

As a result of the above, net income increased 69.2 billion yen, or 24.7%, to 349.2 billion yen.

Outline of Consolidated Financial Position

Total assets as of December 31, 2006 were 11,176.7 billion yen, up 765.5 billion yen from March 31, 2006. This was partly due to the period-end falling on a bank holiday. Other reasons included an increase in trade receivables on the back of solid sales activities, and additional investments in the Sakhalin II Project and others.

Shareholders' equity increased 343.2 billion yen from the previous fiscal year-end to 2,722.4 billion yen mainly due to higher net income, which outweighed dividend payments. Furthermore, net interest-bearing liabilities, gross interest-bearing liabilities minus cash and cash equivalents, at December 31, 2006 were 3,136.0 billion yen, down 12.7 billion yen from March 31, 2006. As a result, the net debt-to-equity ratio, which is net interest-bearing liabilities divided by total shareholders' equity at December 31, 2006, was 1.2.

Outlook for the Fiscal Year Ending March 31,2007

There has been no change to forecasts for fiscal 2007.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

Mitsubishi Corporation and subsidiaries
FINANCIAL HIGHLIGHTS
for the three months and nine months ended December 31, 2006 (unaudited)
(Based on US GAAP)

1. Summary of consolidated results

(1) Consolidated results for the three months ended December 31, 2006

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the three months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2006	5,467,729	101,642	158,018	114,404
December 31, 2005	4,915,762	91,724	118,543	101,737

(2) Consolidated results for the nine months ended December 31, 2006

	Operating transactions	Operating income	Income from consolidated operations before income taxes	Net income
For the nine months ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
December 31, 2006	15,303,416	306,598	473,101	349,236
December 31, 2005	13,929,421	255,832	352,741	280,049
For the year ended				
March 31, 2006	19,067,153	349,864	478,383	350,045

	Net income per share	Net income per share (diluted basis)
For the nine months ended	Yen	Yen
December 31, 2006	207.03	205.90
December 31, 2005	174.38	164.42
For the year ended		
March 31, 2006	215.38	205.62

(3) Assets and shareholders' equity

	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets	Shareholders' equity per share
As of	Millions of Yen	Millions of Yen	%	Yen
December 31, 2006	11,176,716	2,722,420	24.4	1,613.40
December 31, 2005	10,043,690	2,196,404	21.9	1,305.00
As of				
March 31, 2006	10,411,241	2,379,264	22.9	1,411.38

2. Number of consolidated subsidiaries : 369
Number of affiliated companies accounted for by equity method : 192

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) Operating transactions and operating income, as presented above, are voluntary disclosures solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(3) The outlook of operating transactions and net income for the year ending March 31, 2007 have not changed from the original outlook announced on October 31, 2006.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this presentation.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2006 and 2005 (unaudited)

Three months ended December 31, 2006 and 2005 (unaudited)

	Millions of Yen			
	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Increase or [-] decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	1,127,135	1,120,928	6,207	0.6
Trading margins and commissions on trading transactions	183,116	165,539	17,577	10.6
Total revenues	1,310,251	1,286,467	23,784	1.8
Cost of revenues from trading, manufacturing and other activities	(1,022,707)	(1,017,591)	-5,116	0.5
Gross profit	287,544	268,876	18,668	6.9
Expenses and other:				
Selling, general and administrative	(186,102)	(177,270)	-8,832	5.0
Provision for doubtful receivables	200	118	82	/
Interest expense - net	(3,466)	(295)	-3,171	1,074.9
Dividend income	37,317	14,683	22,634	154.2
Gain on marketable securities and investments - net	23,038	6,462	16,576	/
Gain on property and equipment - net	1,934	413	1,521	/
Other income (expense) - net	(2,447)	5,556	-8,003	/
Total expenses and other	(129,526)	(150,333)	20,807	/
Income from consolidated operations before income taxes	158,018	118,543	39,475	33.3
Income taxes	(74,414)	(43,855)	-30,559	/
Income from consolidated operations	83,604	74,688	8,916	11.9
Minority interests in income of consolidated subsidiaries	(11,748)	(7,495)	-4,253	/
Equity in earnings of affiliated companies	42,548	34,544	8,004	23.2
Net income	114,404	101,737	12,667	12.5

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."

Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.

The figures are as follows.

	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005	Increase or [-] decrease	%
Operating transactions	5,467,729	4,915,762	551,967	11.2
Operating income	101,642	91,724	9,918	10.8

Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.

Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.

Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2006 and 2005 (unaudited)

Nine months ended December 31, 2006 and 2005 (unaudited)

	Millions of Yen			
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	Increase or [-] decrease	%
Revenues:				
Revenues from trading, manufacturing and other activities	3,253,838	2,993,068	260,770	8.7
Trading margins and commissions on trading transactions	545,500	506,924	38,576	7.6
Total revenues	3,799,338	3,499,992	299,346	8.6
Cost of revenues from trading, manufacturing and other activities	(2,945,894)	(2,727,335)	-218,559	8.0
Gross profit	853,444	772,657	80,787	10.5
Expenses and other:				
Selling, general and administrative	(544,857)	(515,064)	-29,793	5.8
Provision for doubtful receivables	(1,989)	(1,761)	-228	/
Interest expense - net	(9,267)	(2,076)	-7,191	346.4
Dividend income	102,275	46,444	55,831	120.2
Gain on marketable securities and investments - net	79,244	26,298	52,946	/
Gain on property and equipment - net	2,921	5,050	-2,129	/
Other income (expense) - net	(8,670)	21,193	-29,863	/
Total expenses and other	(380,343)	(419,916)	39,573	/
Income from consolidated operations before income taxes	473,101	352,741	120,360	34.1
Income taxes	(196,028)	(134,089)	-61,939	/
Income from consolidated operations	277,073	218,652	58,421	26.7
Minority interests in income of consolidated subsidiaries	(32,298)	(25,628)	-6,670	/
Equity in earnings of affiliated companies	104,461	87,025	17,436	20.0
Net income	349,236	280,049	69,187	24.7

NOTE:

(1) The companies display revenues and cost of revenues in accordance with the accounting guidance by the Financial Accounting Standards Boards ("FASB") Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent."
Operating transactions and operating income, as presented below, are voluntary disclosures solely for the convenience of investors in Japan.
The figures are as follows.

	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005	Increase or [-] decrease	%
Operating transactions	15,303,416	13,929,421	1,373,995	9.9
Operating income	306,598	255,832	50,766	19.8

Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-US GAAP measures commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

December 31, 2006 (unaudited) and March 31, 2006

	Millions of Yen		
	Dec. 31, 2006	Mar. 31, 2006	Increase or [-]decrease
ASSETS			
Current assets:			
Cash, time deposits and short-term investments	928,809	842,496	86,313
Receivables-trade, less allowance for doubtful receivables	3,588,975	3,298,879	290,096
Inventories	864,557	840,874	23,683
Other current assets	435,215	401,271	33,944
Total current assets	5,817,556	5,383,520	434,036
Investments and non-current receivables:			
Investments in and advances to affiliated companies and other investments	3,234,575	2,974,878	259,697
Non-current receivables, less allowance for doubtful receivables	438,822	440,788	-1,966
Total investments and non-current receivables	3,673,397	3,415,666	257,731
Property and equipment - Net	1,377,321	1,327,272	50,049
Other assets	308,442	284,783	23,659
Total	11,176,716	10,411,241	765,475
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	922,289	917,789	4,500
Payables-trade	2,761,911	2,561,402	200,509
Other current liabilities	716,413	662,229	54,184
Total current liabilities	4,400,613	4,141,420	259,193
Long-term debt, less current maturities	3,014,714	2,877,149	137,565
Other long-term liabilities	744,786	745,716	-930
Minority Interests	294,183	267,692	26,491
Shareholders' equity:			
Common stock	198,724	197,818	906
Additional paid-in capital	253,590	251,598	1,992
Retained earnings:			
Appropriated for legal reserve	38,547	37,695	852
Unappropriated	1,726,358	1,450,012	276,346
Accumulated other comprehensive income (loss):			
Net unrealized gains on securities available for sale	572,254	544,328	27,926
Net unrealized losses on derivatives	(5,520)	(7,151)	1,631
Minimum pension liability adjustments	(2,895)	(2,669)	-226
Foreign currency translation adjustments	(57,258)	(91,250)	33,992
Total accumulated other comprehensive income	506,581	443,258	63,323
Less treasury stock	(1,380)	(1,117)	-263
Total shareholders' equity	2,722,420	2,379,264	343,156
Total	11,176,716	10,411,241	765,475

Mitsubishi Corporation and subsidiaries

STATEMENTS OF COSOLIDATED COMPREHENSIVE INCOME (US GAAP)

for the three months and nine months ended December 31, 2006 and 2005 (unaudited)

	Millions of yen	
	Three months ended Dec. 31, 2006	Three months ended Dec. 31, 2005
Comprehensive income		
Net income	114,404	101,737
Other comprehensive income:		
Unrealized gains on securities available for sale	73,090	110,207
Unrealized gains (losses) on derivative instruments	6,236	(2,166)
Minimum pension liability adjustments	(64)	(124)
Foreign currency translation adjustments	44,249	30,324
Other comprehensive income	123,511	138,241
Comprehensive income	237,915	239,978

	Millions of yen	
	Nine months ended Dec. 31, 2006	Nine months ended Dec. 31, 2005
Comprehensive income		
Net income	349,236	280,049
Other comprehensive income:		
Unrealized gains on securities available for sale	27,926	236,813
Unrealized gains (losses) on derivative instruments	1,631	(5,620)
Minimum pension liability adjustments	(226)	(209)
Foreign currency translation adjustments	33,992	81,976
Other comprehensive income	63,323	312,960
Comprehensive income	412,559	593,009

Mitsubishi Corporation and subsidiaries
OPERATING SEGMENT INFORMATION (US GAAP)
for the three months and nine months ended December 31, 2006 and 2005 (unaudited)

Three months ended December 31, 2006

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	14,505	22,907	85,575	48,613	22,120	90,683	284,403	3,141	287,544
Equity in earnings of affiliated companies	1,143	17,300	11,636	5,040	3,515	4,569	43,203	(655)	42,548
Net income (loss)	5,313	25,918	48,522	21,130	7,439	12,718	121,040	(6,636)	114,404
Segment assets	527,871	1,554,612	2,969,043	2,573,029	821,609	2,170,670	10,616,834	559,882	11,176,716
Operating transactions	71,746	1,214,419	1,325,482	987,162	557,860	1,309,875	5,466,544	1,185	5,467,729

Three months ended December 31, 2005

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	11,822	22,472	86,193	44,296	20,107	82,532	267,422	1,454	268,876
Equity in earnings of affiliated companies	1,099	13,044	6,171	6,622	2,750	5,406	35,092	(548)	34,544
Net income	4,029	23,046	40,850	14,316	5,798	11,181	99,220	2,517	101,737
Segment assets	696,672	1,417,645	2,401,483	2,455,577	722,104	2,015,267	9,708,748	334,942	10,043,690
Operating transactions	66,994	1,132,336	1,079,572	889,327	502,227	1,248,352	4,918,808	(3,046)	4,915,762

Nine months ended December 31, 2006

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	41,517	62,590	279,027	140,856	62,884	258,614	845,488	7,956	853,444
Equity in earnings of affiliated companies	2,984	34,330	29,813	16,480	9,194	13,859	106,660	(2,199)	104,461
Net income	8,096	52,580	148,341	67,825	19,351	36,044	332,237	16,999	349,236
Operating transactions	201,701	3,324,948	3,891,537	2,537,580	1,630,672	3,717,582	15,304,020	(604)	15,303,416

Nine months ended December 31, 2005

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Gross profit	37,935	69,025	221,839	136,494	59,015	243,377	767,685	4,972	772,657
Equity in earnings of affiliated companies	3,536	28,586	20,054	15,292	7,513	13,896	88,877	(1,852)	87,025
Net income	15,385	59,550	94,740	43,331	16,988	35,321	265,315	14,734	280,049
Operating transactions	192,448	3,191,467	3,086,230	2,413,293	1,457,879	3,601,113	13,942,430	(13,009)	13,929,421

NOTE:

(1) Operating transactions, as presented above, is a voluntary disclosure solely for the convenience of investors in Japan. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions excludes the contract value of transactions in which the companies' role is limited to that of a broker.
Operating transactions, as presented above, is a non-US GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) Unallocated corporate assets included in the column of "Eliminations or Unallocated" at December 31, 2006 and 2005 were 1,353,272 million yen and 983,295 million yen, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

FY2007 Third Quarter Results
- Supplement -

January 31, 2007

Mitsubishi Corporation

Major Changes from the Same Period of the Previous Fiscal Year
(Nine months ended December 31)

(Billion Yen)	FY2006 Nine months ended Dec. 31, 2005	FY2007 Nine months ended Dec. 31, 2006	Increase or decrease	Percentage of change	Outlook for FY2007	Percentage of achivement
Operating transactions	13,929.4	15,303.4	1,374.0	10%	20,000.0	77%
Gross profit	772.7	853.4	80.7	10%	1,150.0	74%
Operating income	255.8	306.6	50.8	20%	390.0	79%
Consolidated net income	280.0	349.2	69.2	25%	400.0	87%
Core earnings	388.9	506.1	117.2	30%	620.0	82%


Gross Profit by Segment
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
69.0
221.8
136.5
59.0
243.4
5.1
62.6
279.0
140.9
62.9
258.6
7.9
FY2006 3Q
FY2007 3Q
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or Unallocated

Historical record (Nine months results)

* Comparison after FY2001, when Mitsubishi Corporation began disclosing quarterly results.

- Operating transactions… Historical high
  (The previous highest was 13.9 Trillion Yen of FY2006 3Q)
- Gross profit…Historical high
  (The previous highest was 772.7 Billion Yen of FY2006 3Q)
- Operating income…Historical high
  (The previous highest was 255.8 Billion Yen of FY2006 3Q)
- Consolidated net income…Historical high
  (The previous highest was 280.0 Billion Yen of FY2006 3Q)
- Core earnings…Historical high
  (The previous highest was 388.9 Billion Yen of FY2006 3Q)

Major Changes from the Same Period of the Previous Fiscal Year

(Three months ended December 31)

(Billion Yen)	FY2006 3Q Oct.-Dec.2005	FY2007 3Q Oct.-Dec.2006	Increase or decrease	Percentage of change
Operating Transactions	4,915.7	5,467.7	552.0	11%
Gross profit	268.9	287.5	① 18.6	7%
Operating income	91.7	101.6	② 9.9	11%
Consolidated net income	101.7	114.4	③ 12.7	12%
Core earnings	140.4	177.8	④ 37.4	27%

①
< Change from the same period of the previous fiscal year in gross profit >
Increased 18.6 billion yen, or 7%, due to new consolidations, as well as good performance in food-related business and higher earnings at Metal One on solid domestic transactions.

②
< Change from the same period of the previous fiscal year in operating income >
Increased 9.9 billion yen, or 11%, with higher gross profit partly negated by an 8.8 billion yen rise in selling, general and administrative expenses commensurate with the higher gross profit due to new consolidations.

③
< Change from the same period of the previous fiscal year in consolidated net income >
Increased 12.7 billion yen, or 12%, due to rise in operating income (9.9 billion yen), increase in dividend income due to higher dividends from copper business related investees etc. (22.6 billion yen), increase in gain on marketable securities and investments-net, due to gain on sale of shares (16.6 billion yen) and increase in equity in earnings of affiliated companies of mainly resource-related business.

④
< Change from the same period of the previous fiscal year in Core Earnings >
Rose 37.4 billion yen, or 27%, due to higher dividend income and net equity in earnings of affiliated companies, as well as higher operating income.

Year on Year Changes of Consolidated Net Income (by Business Segment)-1


(Billion Yen)
350
300
250
200
150
100
50
0
15.4
59.6
94.7
43.3
17.0
35.3
14.7
8.1
52.6
148.3
67.8
19.4
36.0
17.0
FY2006 Nine months ended Dec. 31, 2005
FY2007 Nine months ended Dec. 31, 2006
New Business Initiative
Energy Business
Metals
Machinery
Chemicals
Living Essentials
Eliminations or unallocated

Reasons for changes by business segment

- New Business Initiative (down 47%)
  Declined due to deterioration in foreign currency-related gains at a finance subsidiary and decrease in gains from investment activities.
- Energy Business (down 12%)
  Declined due to increase in development expenses accompanying progress at certain projects, the absence of one-time dividend income and gains on the sale of upstream interests recorded in the previous fiscal year, and a lackluster performance in the domestic petroleum business.
- Metals (up 57%)
  Reflects higher earnings at Australian natural resources-related subsidiary on increased sales prices, higher equity in earnings of overseas resource-related business investees and dividend income due to rising market prices, and higher earnings from solid performance at Metal One.
- Machinery (up 57%)
  Rise due to gains on sales of Diamond City and Isuzu Motors shares.
- Chemicals (up 14%)
  Increase reflects higher earnings from strong transactions at the parent company, higher equity in earnings of overseas affiliated companies and other factors.
- Living Essentials (up 2%)
  Strong food-related transactions at the parent company offset increased expenses related to new capital expenditures at a food-related subsidiary, etc.

Year on Year Changes of Consolidated Net Income (by Business Segment)-2


(Billion Yen)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
≪ Resource-related segments ≫ Earnings up 46.6 billion yen (30%)
≪ Non-resource-Related segments ≫ Earnings up 20.3 billion (18%)
154.3
111.0
14.7
200.9
131.3
17.0
FY2006 Nine months ended Dec. 31, 2005
FY2007 Nine months ended Dec. 31, 2006
Energy Business/Metals
New Business Initiative/Machinery/Chemicals/Living Esssentials
Eliminations or unallocated

Resource Prices (Nine months average)

	FY2006 3Q	FY2007 3Q	Increase or decrease	Assumptions for FY2007 Outlook
Crude oil price(Dubai) ($/BBL)	52.0	62.7	10.7	63.7
Copper ($/MT)	3,816	7,316	3,500	7,027
Aluminum ($/MT)	1,898	2,620	722	2,484

Shareholders' Equity and Interest Bearing Liabilities


(Billion Yen)
(x)
4,000.0
3,500.0
3,000.0
2,500.0
2,000.0
1,500.0
1,000.0
500.0
0.0
3.0
2.0
1.0
0.0
3,430.3
1,504.5
2.3
3,148.7
2,379.3
1.3
3,118.5
2,514.3
1.2
3,136.0
2,722.4
1.2
Mar. 2005
Mar. 2006
Sept. 2006
Dec. 2006
Interest bearing liabilities (Net)
Total shareholders' equity
Debt-to-equity-ratio (Net)

Reasons for changes in shareholders' equity (Compared to March 31, 2006)

1. Higher net income (349.2 Billion Yen)
2. Payment of dividends (-67.5 Billion Yen)
3. Increase in net unrealized gains on securities available for sale (27.9 Billion Yen)
   …increase in unrealized gains on listed shares due to rising stock prices
4. Improvement in foreign currency translation adjustments (34.0 Billion Yen)